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EXHIBIT 12

RITE AID CORPORATION AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended
	March 1, 2008 (52 Weeks)	March 3, 2007 (52 Weeks)	March 4, 2006 (53 Weeks)	February 26, 2005 (52 Weeks)	February 28, 2004 (52 Weeks)
	(Dollar in thousand)
Fixed charges:
Interest expense	$449,596	$275,219	$277,017	$294,871	$313,498
Interest portion of net rental expense(1)	287,934	195,592	189,756	185,313	184,391

Fixed charges before capitalized interest and preferred stock dividend requirements	737,530	470,811	466,773	480,184	497,889
Preferred stock dividend requirement(2)	65,066	62,910	65,446	54,194	37,074
Capitalized interest	2,069	1,474	934	250	133

Total fixed charges	$804,665	$535,195	$533,153	$534,628	$535,096

Earnings:
Income (loss) before income taxes	$(273,499)	$13,582	$43,254	$134,007	$34,584)
Preferred stock dividend requirement	(65,066)	(62,910)	(65,446)	(54,194)	(37,074)
Fixed charges before capitalized interest	802,596	533,721	532,219	534,378	534,963

Total adjusted earnings	464,031	484,393	510,027	614,191	532,473

Earnings to fixed charges (deficiency) excess	$(340,634)	$(50,802)	$(23,126)	$79,563	$(2,623)

Ratio of earnings to fixed charges(3)	—	—	—	1.15	—

(1)
The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)
The preferred stock divided requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)
For the years ended February 28, 2004, March 4, 2006, March 3, 2007 and March 1, 2008 earnings were insufficient to cover fixed charges by approximately $2.6 million, $23.1 million, $50.8 million and $340.6 million, respectively.

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  EXHIBIT 12
RITE AID CORPORATION AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES